Exhibit 1.01
Teleflex Incorporated
Conflict Minerals Report
For the Year Ended December 31, 2023

This Conflict Minerals Report of Teleflex Incorporated (herein referred to as “we,” “us,” “our,” “Teleflex” or the “Company”) for the reporting period from January 1, 2023 to December 31, 2023 (the “2023 Report Year”) is provided pursuant to the requirements of Rule 13p-1 under the Securities Exchange Act of 1934, as amended, (the “Rule”). This report is not audited.

Conflict minerals are commonly referred to as "3TG": columbite-tantalite (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); wolframite (the metal ore from which tungsten is extracted); gold; or their derivatives.

The information contained in any website referenced herein is not incorporated by reference into this report.

1. Company Overview

Teleflex is a global provider of medical technology products that enhance clinical benefits, improve patient and provider safety and reduce total procedural costs. We primarily design, develop, manufacture and supply single-use medical devices used by hospitals and healthcare providers for common diagnostic and therapeutic procedures in critical care and surgical applications. We market and sell our products to hospitals and healthcare providers worldwide through a combination of our direct sales force and distributors. Our products include the following:

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Vascular Access. Our vascular access products, which are primarily catheters, catheter navigation and tip positioning systems and intraosseous, or in the bone, access systems, facilitate a variety of critical care therapies.

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Interventional. Our interventional products include a variety of coronary catheters, structural heart support devices, peripheral intervention products and a mechanical circulatory support platform used by interventional cardiologists, interventional radiologists, and vascular surgeons.

•	Anesthesia. Our anesthesia portfolio includes a variety of airway, pain management and hemostatic products lines.
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Surgical. Our surgical products are predominantly comprised of metal and polymer ligation clips, fascial closure and percutaneous surgical systems, a powered bariatric stapler, and other surgical instruments used in a variety of surgical procedures.

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Interventional Urology. Our interventional urology product category includes the UroLift System, a minimally invasive technology for treating lower urinary tract symptoms due to benign prostatic hyperplasia, or BPH. The product category also includes a portfolio of hyaluronic acid gel-based products including Barrigel, a rectal spacing product used in connection with radiation therapy treatment of prostate cancer.

•	Respiratory. Our respiratory products are used in a variety of care settings and primarily consist of humidification and oxygen therapy products.
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Urology. Our urology product portfolio provides bladder management for patients in the hospital and individuals in the home care markets and includes catheters (including Foley and intermittent), urine collectors, catheterization accessories and products for operative endourology.

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OEM. Our OEM division designs, manufactures and supplies custom components and instruments for other medical device manufacturers including custom extrusions, micro-diameter film-cast tubing, diagnostic and interventional catheters, balloons and balloon catheters, film-insulated fine wire, coated mandrel wire, conductors, sheath/dilator introducers, specialized sutures and performance fibers, bioabsorbable sutures, yarns and resins.

2. Supply Chain Overview

We purchase the materials, components and finished goods that are necessary to the functionality or production of products we manufacture or contract to manufacture (which are collectively referred to in this report as “purchased materials”) from a large number of suppliers in diverse geographic locations. As a purchaser, we are several steps removed in the supply chain from the actual mining and processing of minerals that are in the purchased materials used for our products. Given the complexity of our supply chain, we rely on our suppliers to provide information pertinent to the origin of the 3TG contained in purchased materials supplied to us, including sources of 3TG that are provided to our direct suppliers by other suppliers in earlier stages of the supply chain. A large number of our direct suppliers and their suppliers are not subject to Securities and Exchange Commission (“SEC”) regulations; therefore, our ability to obtain information responsive to the Rule’s requirements is subject to the cooperation of these suppliers.

3. Description of Reasonable Country of Origin Inquiry Efforts

Our reasonable country of origin inquiry (“RCOI”) was designed to facilitate our collection of conflict minerals data from our direct suppliers with respect to our products. Our RCOI efforts followed a process that was developed by our Conflict Minerals Team (as described in the “Due Diligence” section of this report), with the assistance of our third party conflict minerals consultant (which is referred to in this report as our “CM Consultant”), and after review of certain cross-industry information and selected published guidelines.

The process we implemented for RCOI conflict minerals data collection generally included, but was not limited to, the following measures:
1.In 2023, we reviewed the products that we manufacture or contract to manufacture to identify the potential presence of 3TG. The review utilized information that we compiled in prior years that was derived from examination of bills of material and utilization of scanner technology (which analyzes the element composition of certain of our products), and, where necessary, by contacting some of our suppliers to obtain additional information regarding product content. We also referenced the results of our prior year RCOIs. Based on our review, we determined that 3TG is or may be contained in certain of our products, primarily those containing electronics, resins or metals (the “Potential 3TG Products”). As a result, we identified suppliers (which are referred to in this report as “in-scope direct suppliers”) that provided the Potential 3TG Products and, therefore, were considered likely to use 3TG in purchased materials they supply to us. We requested information from the in-scope direct suppliers to determine whether the purchased materials they supplied to us contained 3TG and to identify the smelters or refiners (referred to as “SORs”) used in processing the minerals. Our purchases of the Potential 3TG Products from the in-scope direct suppliers from whom we requested information constituted approximately 91% of our purchases of such products in 2023. In seeking this information, we utilized the cross-industry, standardized Conflict Minerals Reporting Template (“CMRT”), which was developed by the Responsible Minerals Initiative (“RMI”). We used third party software to manage data collection, track supplier responses and provide reports summarizing the data collection process and overall status of the RCOI effort. A follow-up protocol was used when necessary in those instances where the information provided by a supplier was deemed incomplete, invalid or inconsistent.

2.In connection with the information requests, we directed our in-scope direct suppliers to educational and training materials provided on websites maintained by third parties, including the RMI, Organisation for Economic Co-operation and Development (“OECD”) and our CM Consultant’s website.
3.We checked the SOR information we received from our in-scope direct suppliers against country of origin information maintained by the RMI, which we have access to as a member of the RMI.

Of the 260 in-scope direct suppliers from whom we requested information in 2023, 239 in-scope direct suppliers provided information to us. In applying RMI country of origin information to the data provided by our in-scope direct suppliers, we determined that purchased materials used in our products may have originated from the Democratic Republic of the Congo (“DRC”) or an adjoining country that shares an internationally recognized border with the DRC (Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda or Zambia) (collectively with the DRC referred to below as the “Covered Countries”). However, the RMI country of origin information did not cover many of the smelters identified by our suppliers. In addition, with respect to gold, a number of SORs are not audited by RMI but by the London Bullion Market Association (“LBMA”) or the Responsible Jewellery Council (“RJC”). While gold refinery audits conducted by the LBMA and the RJC are recognized by the RMI, the LBMA and the RJC do not provide country of origin information with respect to SORs that they have audited.

Based on the RCOI, we determined that certain of the 3TG contained in our products may have originated in the Covered Countries and did not originate solely from recycled or scrap sources. Accordingly, Teleflex exercised due diligence on the source and chain of custody of such 3TG and is filing this Conflict Minerals Report for the 2023 Report Year.

4. Due Diligence

Our due diligence processes and efforts are designed to conform, in all material respects, to the framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (3 rd Edition) (the “OECD Guidance”) and the related supplements for gold and for tin, tantalum and tungsten. The following is a discussion of the measures undertaken by Teleflex for the 2023 Report Year:

Establish strong company management systems

1.Teleflex has adopted a Conflict Minerals Policy Statement and made it publicly available at https://www.teleflex.com/usa/en/suppliers/conflict-mineral/index.html. The policy statement is attached to this report as Appendix A.

2.Teleflex has established a management system for the performance of supply chain due diligence and compliance with applicable reporting regulations. Oversight of these due diligence and reporting functions is the responsibility of our Conflict Minerals Steering Committee, which includes our Chief Financial Officer, our Corporate Vice President Manufacturing and Supply Chain and other members of management. The Conflict Minerals Steering Committee has established a Conflict Minerals Team that is responsible for implementing our conflict minerals due diligence and reporting processes. The Conflict Minerals Team is led by personnel knowledgeable about subject matters such as procurement, regulatory compliance and financial reporting. The Conflict Minerals Team reports to the Conflict Minerals Steering Committee. The Conflict Minerals Steering Committee provides reports to the Audit Committee of our Board of Directors on at least an annual basis with respect to the due diligence process and compliance with reporting obligations. In addition, we developed protocols for communication with in-scope direct suppliers and established record keeping procedures for retention of relevant documentation. Information regarding compliance with conflict minerals reporting was made available to all Teleflex employees through our internal employee intranet.

3.Our CM Consultant assisted us in aggregating and analyzing data collected from in-scope direct suppliers as part of our RCOI efforts, utilizing the CMRT version 6.31.

4.Our in-scope direct suppliers provide information on the origin of the 3TG contained in purchased materials, including identification of the sources of 3TG that are supplied to them from earlier stages of the supply chain.
In accordance with the OECD Guidance calling for the strengthening of company engagement with in-scope direct suppliers, we have, in cooperation with our CM Consultant, provided educational materials to these suppliers regarding SEC Conflict Minerals reporting requirements.

We utilized our CM Consultant’s Learning Management System to provide all in-scope suppliers access to Conflict Minerals training courses.

5.We utilized a grievance mechanism in the form of an email inbox, available to the public at conflict.minerals@teleflex.com. The grievance mechanism is designed to enable our employees and members of the public to identify issues that may exist in connection with our conflict minerals data collection and reporting process. We continue to publicize the existence of the grievance mechanism through our website and internal corporate communications.

Identify and assess risk in the supply chain

As noted above, a number of our in-scope direct suppliers provided us with information about the source of 3TG contained in purchased materials that they provide to us. We assess supplier risk based on the likelihood that a supplier provides 3TG that may originate from non-conflict free sources. As described in more detail below, our assessment of the magnitude of supplier risk is based on (i) our assessment of the risk that the in-scope direct supplier’s due diligence program will not be strong enough to effectively identify each SOR in the supply chain that is the source of 3TG contained in purchased materials, and otherwise to meaningfully assist us in reducing risk in the supply chain (which we refer to in this report as “supplier process risk”) and (ii) our assessment of the extent to which SORs that are identified by our in-scope direct suppliers as an SOR of 3TG contained in purchased materials do not participate in RMI’s Responsible Minerals Assurance Process (“RMAP”) and whether, with respect to those SORs that did not participate, there exists other evidence of unethical or conflict sourcing (which we refer to in this report as “SOR facility risk”).

With respect to supplier process risk, we evaluate the strength of the in-scope direct supplier’s program in identifying SORs and risk in the supply chain. Evaluating the strength of the program can provide important information that assists us in determining key risk mitigation measures as the program progresses. The criteria used to evaluate the strength of the in-scope direct supplier’s program are:

•Does the supplier have a policy in place that includes conflict-free sourcing?
•Has the supplier implemented due diligence measures for conflict-free sourcing?
•Does the supplier verify due diligence information received from its suppliers?
•Does the supplier’s verification process include corrective action management?

We assess the strength of the in-scope direct supplier’s program based upon the extent to which the supplier meets these criteria.
As part of our risk management plan and to enhance the in-scope direct suppliers’ understanding of our expectations, we provided, through our CM Consultant, video and written training on Conflict Minerals and the CMRT.

Utilizing the SOR information provided by our in-scope direct suppliers, we assessed SOR facility risk by cross checking the identified SORs against the RMI’s Standard Smelters and Refiners List (which includes SORs that have committed to undergo a RMAP audit or are participating in one of the cross-recognized certification programs: LBMA Responsible Gold Certification or RJP Chain-of-Custody Certification). Once the SOR’s inclusion on the Standard Smelters and Refiners List was confirmed, the SOR was referenced against the RMAP to determine if the facility is conformant with RMAP assessment protocols (“RMAP Conformant”).

If an SOR was not RMAP Conformant, our CM Consultant either attempted to contact the SOR to gather information about its sourcing practices or conducted research to determine the facility’s sourcing practices.

Each facility that met the RMI definition of an SOR of a 3TG mineral was assigned a risk of high, medium or low based on the following five scoring criteria:

•Geographic proximity to the Covered Countries;
•RMAP audit status;
•Known mineral source country of origin;
•Credible evidence of unethical or conflict sourcing; and
•Peer Assessments conducted by credible third-party sources.

Design and implement a strategy to respond to risks

1.We utilize a reporting protocol under which the Conflict Minerals Team reports to the Conflict Minerals Steering Committee, which, in turn, provides reports to the Audit Committee. The protocol is designed to enable the Conflict Minerals Team to report, among other things, any identified risk in the supply chain.

2.Our risk management strategy includes an evaluation of our in-scope direct suppliers for compliance with our expectation, as expressed in the Teleflex Conflict Minerals Policy Statement, that our suppliers “undertake reasonable due diligence within their supply chains to determine the origin of the conflict minerals contained in materials and products they supply to Teleflex.”

3.When high risk facilities were reported on a CMRT by one of our in-scope direct suppliers, risk mitigation activities were initiated. Our CM Consultant provided correspondence to the supplier, instructing it to commence risk mitigation actions, including submission of product specific CMRTs, to enhance our ability to identify the presence of 3TG in purchased materials.

Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain

Our CM Consultant is a member of the RMI, which approves auditors to enable them to conduct RMAP audits of SORs on behalf of its members. Our CM Consultant utilizes the RCOI information provided to members of the RMI to determine the possible country of origin of the 3TG used in its products and to determine whether SORs identified by its suppliers are RMAP Conformant.

Report on supply chain due diligence

1.Teleflex annually files with the SEC a Specialized Disclosure Report on Form SD, which includes, as an exhibit, its Conflict Minerals Report.

2.Teleflex makes its Conflict Minerals Policy Statement publicly available at http://www.teleflex.com/en/aboutUs/suppliers/conflictMineralPolicy/index.html.

5. Due Diligence Results

Teleflex sought to identify, through the measures described in Section 4 above, the risk that the 3TG in products it manufactures or contracts to manufacture finance or benefit armed groups in the supply chain. As used herein, the term “armed group” refers to an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under section 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to the Covered Countries.

Based on our due diligence efforts described in Section 4 above, we do not have sufficient information to conclusively determine the countries of origin of the 3TG in our products or whether the 3TG in our products are solely from recycled or scrap sources. Most responding in-scope direct suppliers did not provide specific information as to the origin of the 3TG contained in purchased materials they supply to us. Rather, they advised us only as to the SORs from which 3TG used in any of their materials, components or finished goods originated (regardless of whether those products were supplied to us). Any facility reported by a supplier to Teleflex as an SOR was cross-referenced with the RMI Standard Smelter List that accompanied version 6.31 of the CMRT. Of the 354 SORs identified by our suppliers that also were on the RMI smelter list, 225 were listed as RMAP Conformant and are considered “conflict-free.” An additional 9 facilities were active in the RMAP audit process as of April 29th, 2024. The remaining 120 facilities were, at the same date, not currently engaged or were non-conformant with the RMAP audit program but have been contacted by our CM Consultant on our behalf to encourage them to undertake such an audit. Moreover, many of the SORs identified by our suppliers were not included in the smelter information provided by the RMI. Therefore, we do not have sufficient information to determine if any of our products contained 3TG that originated from SORs whose procurement practices entail a risk that the minerals any such SOR processes finance or benefit armed groups.

6. Future Due Diligence Measures

Teleflex continues to explore ways in which it can enhance its due diligence efforts. Among the measures under consideration are increased communications with our suppliers to improve the response rate and quality of information included on their CMRTs (e.g. by improving the accuracy of SOR names entered on the CMRTs (which would enhance our efforts to match the SORs against the relevant RMI SOR lists) and by providing product specific information as to the origin of 3TG contained in purchased material supplied to us).

7. Limitations on Our Due Diligence Efforts

We are a downstream purchaser of parts and components. As a result, we do not have data relating to the original sources of materials necessary to the functionality or manufacture of our products. We must rely on our suppliers who, in turn, must rely on their upstream suppliers in the supply chain to obtain necessary information. Information supplied by various entities in the supply chain may be inaccurate or incomplete.

Appendix A

Teleflex Conflict Minerals Policy Statement

On August 22, 2012, the U.S. Securities and Exchange Commission (SEC) adopted a final rule to implement reporting and disclosure related to "conflict minerals," as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The rule requires manufacturers who are SEC filers to disclose whether the products they manufacture or contract to manufacture contain "conflict minerals" that are "necessary to the functionality or production" of those products.

Conflict minerals refer to tin, tantalum, tungsten and gold (commonly referred to as "3TG"), regardless of where they are sourced, processed or sold. The final rule is intended in part to bring greater supply chain transparency to the use of such minerals originating from the Democratic Republic of Congo and adjoining countries in an effort to help end the violent conflict which has been financed, in part, by the exploitation and trade of conflict minerals.

Tin, tungsten, tantalum and gold are essential in the manufacture of a variety of electronic and medical devices and other products, including some of Teleflex's products. Teleflex is committed to instituting procedures and reporting systems, and to conduct the necessary diligence to comply with the final rule.

Specifically, we are:

1.using a documented reasonable due diligence process, which conforms to the Organization for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High-Risk Areas, and are working closely with our suppliers to determine the presence of 3TG in our supply chain.

2.taking steps to determine the use, country of origin and chain of custody of 3TG minerals in our global product portfolio.

3.committed to improve, over time, the ability to track and trace conflict minerals in our supply chain.

Teleflex sources from numerous suppliers and a large number of our suppliers and their suppliers are private companies or international companies which are not subject to SEC regulations; therefore, Teleflex must rely on the cooperation of its suppliers in the implementation of this policy and in enabling Teleflex to meet its SEC disclosure and reporting obligations on a timely basis. Teleflex expects its suppliers to undertake reasonable due diligence within their supply chains to determine the origin of the conflict minerals contained in materials and products they supply to Teleflex. Further, we expect our suppliers to source conflict minerals used in our supply chain responsibly in an effort to help end the violent conflict in the DRC.

Suppliers and other external parties are encouraged to contact us at conflict.minerals@teleflex.com if they wish to seek guidance on this policy or if they wish to report concerns.